

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2006

Mr. Robert Fotheringham
Chief Financial Officer
Harvest Energy Trust
Suite 2100, 330 Fifth Avenue S.W.
Calgary, Alberta T2P 0L4 Canada

> **Re:** **Harvest Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 333-121627**

Dear Mr. Robert Fotheringham:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Mr. Robert Fotheringham
Harvest Energy Trust
August 7, 2006
Page 2

Financial Statements

Note 2 Significant Accounting Policies, page 4

(e) Capital Assets, page 5

1. We note your statement that "The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test." Please expand your disclosure to indicate your methodology for testing unproved properties for impairment.

 (i) Unit-based Compensation, page 6

2. We note that you apply an intrinsic value method when measuring and recording compensation expense of your employee unit incentive plans. Please clarify why you believe the intrinsic value based method is more appropriate than the fair value based method for Canadian reporting purposes. Additionally, in the event you conclude that the intrinsic value method is an appropriate method under Canadian GAAP, it appears that additional disclosures would be required regarding the pro forma effect of the fair value based method. Refer to paragraphs 1, 28, and 78 of SIS 3870 CICA Handbook.

 (k) Deferred Financing Charges, page 6

3. We note that you are amortizing your deferred financing charges on a straight-line basis over the term of the related debt. Please tell us why you are not using the effective interest method identified in paragraph 71 of SIS 3855 CICA Handbook.

Note 5 Capital Assets, page 10

4. We note you have capitalized $7.1 million in general and administrative costs. Please expand your disclosure to explain your policy regarding the type of general and administrative costs that you believe qualify for capitalization.

Note 20 Reconciliation to U.S. Generally Accepted Accounting Principles, page 22

Goodwill

5. We note your policy disclosure on page five indicating that you evaluate impairment of goodwill by comparing the carrying amount of goodwill for the reporting entity to the excess of the Trust's fair value of its publicly traded trust units over the related

book value of the entity. Please clarify how your impairment determination and measurement is not materially different from that applied for U.S. GAAP purposes and the effect, if any, had you applied impairment determination and measurement in accordance with paragraphs 19-21 of SFAS 142 for purposes of your U.S. GAAP reconciliation presentation. Refer to paragraphs 23-25 of SFAS 142 for guidance related to determining fair value for U.S. GAAP.

Exchangeable Shares

6. We note that the terms of your exchangeable shares, which are instruments other than outstanding units of the Trust and are redeemable at the option of the holders. Please clarify for us why you believe these shares do not qualify for liability classification for U.S. GAAP reporting purposes and cite the authoritative guidance supporting your conclusion. Refer to paragraph 11 of SFAS 150.

Item (b)

7. We note your disclosure that proved reserves for U.S. GAAP purposes are derived by applying constant prices and costs. Please expand you disclosure to indicate that these prices and costs are derived under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, if true, or otherwise advise. Refer to Rule 4-10(a)(2) of Regulation S-X.

Item (c)

8. We note your disclosures indicating that you apply SFAS 123 for your Trust Unit Incentive Plan and the Unit Award Incentive Plan. Please expand your disclosure to indicate the expected impact on your financial statements upon adoption of SFAS 123(R). Refer to SAB Topic 11:M.

Exhibits 31.1 and 31.2

9. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include the titles of your certifying officers within the introductory sentence. Refer to General Instruction B(6)(a) of Form 40-F for the exact text of Section 302 certification as required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act and amend your exhibits as appropriate.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 or in his absence Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief